

August 27, 2010

Patricio Jottar
Chief Executive Officer
United Breweries Company, Inc.
Vitacura 2670, Twenty-Third Floor
Santiago, Republic of Chile

>   **Re: United Breweries Company, Inc.**
>   **Form 20-F for Fiscal Year Ended**
>   **December 31, 2009**
>   **Filed June 14, 2010**
>   **File No. 001-14906**

Dear Mr. Jottar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 15 – Controls and Procedures

Controls and Procedures, page 107

1. We note your disclosure that your "controls and procedures were designed to ensure that material information relating to [you] and [y]our subsidiaries are communicated to [y]our CEO and CFO." Please revise to remove this partial definition of disclosure controls and procedures or provide the full definition. Your revised disclosure should also provide management's conclusion regarding the effectiveness of each component of your disclosure controls and procedures at December 31, 2009. Refer to Exchange Act Rules 13a-15 and 15d-15.

<u>Consolidated Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 13 – Cash and Cash Equivalents, page F-51</u>

2. It appears that your disclosure of total cash paid for business acquisitions during the fiscal year ended December 31, 2008 of 70,914,416 Chilean pesos here is not consistent with the related amount presented in your statement of cash flows of 80,013,035 Chilean pesos. Please provide us with a reconciliation of these balances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Staff Accountant at (202) 551-3311 or Brian K. Bhandari, Branch Chief at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant